Ex99.66

DeFi Technologies Launches Cutting Edge New Product, DeFi  Governance

Begins integration with Shyft Network

TORONTO, March 12, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI, GR: RMJR) is pleased to announce that it is launching a new security product, DeFi Governance. DeFi Governance seeks to work with decentralized networks, running nodes to provide governance to networks and validate transactions globally.

DeFi Technologies’ initial partnership with Shyft Network contributors will be for DeFi Technologies to openly implement node servers for their KYC decentralized network with the intention of becoming one of the initial globally-distributed set of governance parties. The Shyft Network is building the first of its kind identity layer for decentralized finance so that participants and transacting institutions can provide additional transparency by identifying both sides of a transaction instantaneously and securely.

In connection with running one of the consensus nodes, DeFi Technologies can receive rewards from securing transactions on the Shyft Network as well as for providing governance services such as voting on code changes and other upgrades to the globally-decentralized network. Thibaut Ceyrolle, advisor to DeFi Technologies and founder of Snowflake EMEA, added: “At Snowflake, I have seen how to build a new business from the ground up. DeFi Governance has the potential to become a product the entire DeFi market will need as part of the burgeoning global DeFi network and infrastructure. I’m excited to help and advise the team.”

“We are pleased to be offering the DeFi Governance platform,” said Wouter Witvoet, CEO of DeFi Technologies. “The popularity of crypto has increased so much in the last few months, making this product a necessity to validate identities and counterparties. Our friends and partners at Shyft Network have spent years building their KYC layer and I regard it as essential for transactions of any kind. In a world where counterparty risk is so prevalent, especially for institutions, DeFi Governance as a product and solution is critical to transact securely. Shyft’s network will enable various DeFi applications that are otherwise not possible or secure to occur and can provide a catalyst for institutional investors to adopt DeFi globally. We are excited to be part of their journey,” Witvoet added.

“When DeFi first reached out for this collaboration, we were more than excited to partner with them and build out this new DeFi Governance platform. The co-integration between traditional and decentralized finance will require creating systems that can bridge the divide between capital formation, regulatory procedure, and governance mechanisms,” said Joseph Weinberg, Co- Founder of Shyft Network.

As a public company that is regulated, audited and is transparent as to its operations and finances to the public markets, DeFi Technologies is uniquely suited to offer governance to decentralized networks.

About Shyft Network:

Shyft Network is a public protocol designed to aggregate and embed trust, validation and discoverability into data stored on public and private ecosystems, and facilitate information transfer between permissioned and permissionless networks. By incentivizing individuals and enterprises to work together, Shyft Network allows for the layering of context on top of data, turning raw data into meaningful information.

About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact: Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com

Public Relations Veronica Welch VEW Media ronnie@vewpr.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the partnership with Shyft Network, the pursuit by DeFi Technologies of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would", “might" or "will be taken", “occur" or “be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.